FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amended Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Quarter ended February 29, 2004

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: March 18, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs

Corporate Secretary

LORUS THERAPEUTICS INC.
THIRD QUARTER	Dec. 1, 2003 to Feb. 29, 2004

Being	STRONG	Where It Counts
L O R U S

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to report that the third quarter of fiscal 2004 was defined by the excellent progress Lorus made in our clinical trials program for GTI-2040 with the U.S. National Cancer Institute (NCI), the publication of additional peer reviewed papers in scientific journals, our participation in industry conferences at which Lorus presented the science supporting our pipeline, as well as the steady advances towards full enrollment, expected later this year, in our registration phase III clinical trial using Virulizin® to treat patients with advanced pancreatic cancer, currently enrolling patients at over 100 oncology sites worldwide.

In January, Lorus analyzed interim data from the phase II clinical trial for GTI-2040, the Company’s most clinically advanced antisense drug, in combination with capecitabine for patients with advanced renal cell carcinoma. Unaudited data analysis showed that more than half of the 21 evaluable patients in this study exhibited disease stabilization, ranging up to eight months. Tumor shrinkages of index tumors compared to baseline measurements were also observed in some patients. The Company looks to further the development of GTI-2040 into a definitive phase II/III registration trial in renal cell carcinoma, likely in combination with a first-line approved therapy versus first-line therapy alone, in newly diagnosed patients. As was noted in our last letter to shareholders, Lorus initiated a phase II clinical trial in hormone refractory prostrate cancer using Lorus’ second clinical antisense drug candidate GTI-2501 in December 2003. This phase II clinical trial at the Sunnybrook Regional Cancer Centre in Toronto will be conducted in combination chemotherapy with docetaxol. In February 2004, Lorus initiated the fourth clinical trial from the clinical trials agreement Lorus enjoys with the NCI. This phase II clinical trial program will examine the use of GTI-2040, Lorus’ most clinically advanced antisense drug candidate, in combination chemotherapy with gemcitabine for the treatment of a variety of solid tumors. This study will be carried out at the Institute for Drug Development, Cancer Therapy and Research Center in San Antonio, Texas under the direction of principal investigator Dr. Chris Takamoto.

Lorus scientists attended the American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium in January. Research published in an abstract entitled “Induction of NK cell and macrophage infiltration into tumors may contribute to antitumor activity of Virulizin®,” was presented and published in the meetings proceedings. These kinds of presentations establish Lorus as a leader in developing an immunotherapy approach to treating pancreatic cancer, and indicates progress in our understanding of the mechanism by which Virulizin® exerts its antitumor effect. In February, Lorus presented a comprehensive review of the development of GTI-2040 and GTI-2501 at the 2nd Annual Antisense and siRNA Technologies conference in the UK. This conference served to reinforce Lorus’ strong position in the area of antisense drugs.

On Monday February 23, 2004, Lorus’ common shares began trading on the American Stock Exchange under the symbol LRP. We believe this move to a senior U.S. exchange better reflects the opportunity Lorus represents to the investment community in the U.S.

As Lorus makes substantial progress in its clinical development programs, we continue to build out the necessary expertise and staff required to fulfill our ultimate objective, which is the commercialization of our products for the successful management of cancer by well-tolerated therapies. During the third quarter, Lorus added personnel in the areas of clinical development, regulatory affairs,compliance, research, manufacturing and legal affairs. All of these individuals bring their unique skill sets to complement the team already in place.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report, and should also be read in conjunction with the audited consolidated financial statements and notes, and management’s discussion and analysis contained in the Company’s annual report for the year ended May 31, 2003. All amounts are expressed in Canadian dollars unless otherwise noted.

Results of Operations

Revenue

Lorus recorded product, royalty and license revenue of $2,000 for the quarter and $606,000 for the nine months ended February 29, 2004 compared to $27,000 for the same periods last year. Included in the nine month revenue is an initial license fee of $546,000 received from Cyclacel Limited in connection with the out-licensing of the Lorus’ small molecule program. The Company had no Virulizin® revenue for the current quarter as Lorus‘ partner filed a change in formulation for Virulizin® with the Mexican regulatory authority. The Company does not anticipate revenue in 2004 from any of its other anticancer drugs currently under development.

Research and Development

Research and development expenses for the third quarter of fiscal 2004 increased to $7,340,000 compared to $2,876,000 for the same quarter last year. For the nine months ended February 29, 2004, research and development expenses increased to $20,189,000 compared to $9,246,000 for the same period last year. The increase in expenditure on research and development activities relates primarily to higher clinical trial and regulatory expenditures for the continuation of the pivotal Phase III clinical trial of Virulizin® for the treatment of advanced pancreatic cancer at over 100 worldwide sites; increased manufacturing and compliance activities in developing commercial scale production processes for Virulizin®; and the upfront procurement of GTI-2040 drug for the US NCI in relation to the NCI-sponsored Phase II clinical trial programs. As the Virulizin® phase III trial nears full enrollment, our research and development costs have increased to the current levels. The Company expects that Virulizin® trial costs will continue at its current level for the next quarter and believes that it will decrease in subsequent quarters.

General and Administrative

General and administrative expenses for the third quarter of fiscal 2004 increased to $1,010,000 compared to $960,000 for the same quarter last year. For the nine months ended February 29, 2004, general and administrative expenses increased modestly to $3,417,000 compared to $3,060,000.

Depreciation and Amortization

Depreciation and amortization for the third quarter of fiscal 2004 decreased to $108,000 compared to $224,000 for the same quarter last year. For the nine months ended February 29, 2004, depreciation and amortization was $306,000 compared to $483,000 for the same period last year. These decreases were due mainly to lower deferred stock based compensation amortization in current year.

Net Loss

Net loss for the third quarter this year totaled $8,159,000 ($0.05 per share) compared to a loss of $3,802,000 ($0.02 per share) for the same quarter last year. The increase in net loss for the current quarter relates primarily to the continuation of the expanded Virulizin® Phase III clinical trial. On a year-to-date basis, the loss was $22,328,000 compared to $11,847,000 for the comparable period last year. The expanded Virulizin® Phase III clinical trial program, the increased manufacturing and compliance activities and the procurement of drug supply for the U.S. NCI-sponsored Phase II clinical trial programs for GTI-2040 contributed to the increase in the nine-month period ended February 29, 2004.

The Company has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. Losses will continue as Lorus further invests in its drug development programs.

Liquidity and Capital Resources

Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least twelve months.

Operating Cash Requirements

Lorus’ cash used in operating activities for the third quarter of fiscal 2004 increased to $6,264,000 compared to $3,747,000 for the same quarter last year. For the nine months period ended February 29, 2004, cash used in operations increased to $18,570,000 compared to $8,934,000 for the same period last year. The increase in the quarter and for the nine-month period is attributed to higher clinical trial and development costs compared to the same period last year.

Cash Position

At February 29, 2004 Lorus had cash and cash equivalents and short-term investments totaling $36.3 million compared to $25.1 million at May 31, 2003. Working capital was $29.8 million at February 29, 2004 compared to $20.9 million at May 31, 2003.

Risks and Uncertainties

Economic, sector and company specific risks are the same as those identified in the “Management Discussion and Analysis” contained in the company’s 2003 Annual Report.

Dr. Jim A. Wright

Chief Executive Officer

Forward Looking Statements

Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For more information:

Grace Tse

Lorus Therapeutics Inc.

T 416 798 1200 ext. 380

F 416 798 2200

E ir@lorusthera.com

www.lorusthera.com

Consolidated Statements of Loss and Deficit
(unaudited)
(Amounts in 000's except for per common share data) (Canadian Dollars)	Three months ended Feb. 29, 2004	Three months ended Feb. 28, 2003	Nine months ended Feb. 29, 2004	Nine months ended Feb. 28, 2003	Period from inception Sept. 5, 1986 to Feb. 29, 2004
Revenues (note 2)	$2	27	606	27	$672
	2	27	606	27	672
EXPENSES
Cost of Sales	1	27	27	27	82
Research and development	7,340	2,876	20,189	9,246	79,248
General and administrative	1,010	960	3,417	3,060	36,295
Depreciation and amortization	108	224	306	483	8,667
Operating Expenses	8,459	4,087	23,939	12,816	124,292
Interest and other income	(298)	(258)	(1,005)	(942)	(9,789)
Loss for the period	8,159	3,802	22,328	11,847	113,831
Deficit, beginning of period	105,672	82,914	91,503	74,869	-
Deficit, end of period	$113,831	$86,716	$113,831	$86,716	$113,831
Basic and diluted loss per common share	$0.05	$0.02	$0.13	$0.08
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	171,697	144,433	171,590	144,424

See accompanying notes to unaudited consolidated financial statements

Consolidated Statements of Cash Flows
(unaudited)
(Amounts in 000's) (Canadian Dollars)	Three months ended Feb. 29, 2004	Three months ended Feb. 28, 2003	Nine months ended Feb. 29, 2004	Nine months ended Feb. 28, 2003	Period from inception Sept. 5, 1986 to Feb. 29, 2004
OPERATING ACTIVITIES
Loss for the period	$(8,159)	$(3,802)	$(22,328)	$(11,847)	$(113,831)
Add items not requiring a current outlay of cash:
Depreciation and amortization	544	661	1,616	1,793	15,577
Stock-based compensation	-	-	(44)	-	1,292
Other	-	-	-	-	500
Net change in non-cash working capital balances related to operations	1,351	(606)	2,186	1,120	5,535
Cash used in operating activities	(6,264)	(3,747)	(18,570)	(8,934)	(90,927)

INVESTING ACTIVITIES
Sale (purchase) of short-term investments, net	5,374	3,717	(9,889)	12,154	(34,108)
Acquisition, net of cash received	-	-	-	-	(539)
Acquired research and development	-	-	-	-	(715)
Additions to fixed assets	(116)	(325)	(291)	(1,228)	(5,283)
Cash proceeds on sale of fixed assets	-	-	-	-	348
Cash provided by (used in) investing activities	5,258	3,392	(10,180)	10,926	(40,297)

FINANCING ACTIVITIES
Issuance of warrants	-	-	4,537	-	36,414
Issuance of common shares	74	21	25,470	25	97,217
Additions to deferred financing costs	-	-	-	-	(245)
Cash provided by financing activities	74	21	30,007	25	133,386
Increase (decrease) in cash and cash equivalents during the period	(932)	(334)	1,257	2,017	2,162
Cash and cash equivalents, beginning of period	3,094	3,516	905	1,165	-
Cash and cash equivalents, end of period	$2,162	$3,182	$2,162	$3,182	$2,162

See accompanying notes to unaudited consolidated financial statements

Consolidated Balance Sheets
(Amounts in 000's)	February 29, 2004	May 31, 2003
(Canadian Dollars)	(unaudited)	(audited)

ASSETS
Current assets
Cash and cash equivalents	$2,162	$905
Short-term investments	34,107	24,219
Prepaid expenses and amounts receivable	1,286	1,104
Total current assets	37,555	26,228
Fixed assets	1,492	1,507
Goodwill	606	606
Acquired research and development	4,359	5,669
Deferred financing costs	245	245
	$44,257	$34,255
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$2,673	$1,318
Accrued liabilities	5,055	4,042
Total current liabilities	7,728	5,360
Shareholders' equity
Share capital (note 3)
Common shares
Authorized: unlimited number of shares;
Issued and outstanding (000's):
February 29, 2004 - 171,704
May 31, 2003 - 145,285	144,630	120,441
Warrants (note 3)	4,325	-
Compensation option (note 3)	1,405	-
Deferred stock-based compensation	-	(43)
Deficit accumulated during development stage	(113,831)	(91,503)
Total shareholders' equity	36,529	28,895
	$44,257	$34,255

See accompanying notes to unaudited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. (“the Company”) have been prepared by the Company in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2003. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2003.

The information furnished as at and for the three and nine months ended February 29, 2004 and February 28, 2003 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

2. Revenue

During the second quarter, the Company recorded license revenue of $546,000 in connection with a worldwide exclusive license agreement entered into with Cyclacel Limited in the UK for the out-licensing of the Company’s small molecule program. Additional license fees of up to $11.6 million may be earned if Cyclacel achieves certain defined research and development milestones. Revenue also includes product and royalty revenue from the sale of Viurlizin® to Mayne Pharma, the Company’s distribution partner for Mexican market, and revenues from miscellaneous laboratory services. The company had no Virulizin® revenue for the current quarter as Mayne Pharma filed a change in formulation with the Mexican regulatory authority.

3. Share capital

(a) Share issuance

On June 11, 2003, the Company raised gross proceeds of $32,775,000 by way of a public offering of 26,220,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one purchase warrant. Each whole warrant entitles the holder to purchase a common share at a price of $1.75 at any time on or before December 10, 2004. In addition the Company issued 1,835,400 compensation options with a fair value of $1,468,000 for services in connection with the completion of the offering. Each compensation option entitles the holder to acquire one unit for $1.27 at any time on or before December 10, 2004. The Company incurred expenses of $4,393,000 for the issuance, which include the non-cash charge of $1,468,000 being the fair value of the compensation option. The Company allocated $4,325,000 of the net proceeds to the warrants, $1,405,000 to the compensation option and $24,121,000 to share capital.

(b) Stock options

As of February 29, 2004 and May 31, 2003, there were 6,479,000 and 5,378,000 options outstanding to acquire common shares of the Company. During the nine month period ended February 29, 2004, 199,000 options were exercised to purchase common shares of the Company.

(c) Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and compensation options that could dilute basic loss per share, because to do so would be anti dilutive.

4. Pro forma disclosure for Employee Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method. Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.

A summary of the pro forma impact on the statement of loss is presented in the table below.

(Amounts in 000’s)	Three months ended Feb. 29, 2004	Three months ended Feb. 28, 2003	Nine months ended Feb. 29, 2004	Nine months ended Feb. 28, 2003
Loss for the period	$8,159	$3,802	$22,328	$11,847
Compensation expense related to the fair value of stock options	464	270	1,119	997
Pro forma loss for the period	$8,623	$4,072	$23,447	$12,844
Pro forma loss per common share	$0.05	$0.03	$0.14	$0.09

The fair value of each option granted has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted in the three and nine months periods ended February 29, 2004:  (i) dividend yield of 0%; (ii) expected volatility of 110%; (iii) risk free interest rate of from 2.25% to 2.85% and (iv) expected life from 4 to 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the three and nine month period ended February 29, 2004 were $1.05 and $1.17 per share respectively.